

June 29, 2010

Todd C. Johnson
EVP, General Counsel and Corporate Secretary
Lender Processing Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re:** **Lender Processing Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Filed May 7, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2010**
> **File No. 1-34005**

Dear Mr. Johnson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director